Exhibit 99.1

Unaudited Pro Forma Combined Financial Information

On October  18, 2005, K-Sea Transportation Partners L.P. (the “Partnership”) acquired, through its operating partnership, all of the membership interests in Sea Coast Transportation LLC (formerly Sea Coast Towing, Inc.) (“Sea Coast”) from Marine Resource Group, Inc. (“MRG”) for $77.0 million in cash and 125,000 of its common units representing limited partner interests.  Also on October 18, 2005, Sea Coast acquired four tugboats from MRG.  The Partnership financed the cash portion of the purchase price through additional borrowings under its amended credit agreement.

The following summary unaudited pro forma combined income statement reflects the combination of the historical consolidated income statements of the Partnership and Sea Coast, adjusted for certain effects of the acquisition and the related funding.

The unaudited pro forma combined financial information is based on the following assumptions and adjustments:

•                  the income statement data presents operations as if the acquisition were effected on July 1, 2005, and reflects the proceeds from additional long-term borrowings to fund the purchase of Sea Coast; and

•                  the historical financial statements of Sea Coast, and related accounting policies, have been adjusted to conform to the financial statement presentation format of the Partnership.

The historical income statement information for the year ended June 30, 2006 is derived from the audited financial statements of the Partnership and from the unaudited financial information of Sea Coast for the period from July 1, 2005 through October 18, 2005.  The unaudited pro forma combined financial information should be read together with the historical financial statements of Sea Coast, which are incorporated herein by reference from the Partnership’s Current Report on Form 8-K filed with the Securities Exchange Commision on October 7, 2005, and with the Partnership’s historical consolidated financial statements included in its Annual Report on Form 10-K for the fiscal year ended June 30, 2006.

The unaudited pro forma combined financial information is presented for illustrative purposes only.  The financial results may have been different if the companies had always been combined or if the transactions had occurred as of the date indicated above.  This financial information does not project the Partnership’s financial position or results of operations for any future period.  Further, the unaudited pro forma combined financial information does not reflect the effect of anticipated synergies resulting from the acquisition.

K-Sea Transportation Partners L.P.
Unaudited Pro Forma Combined Income Statement For the Year Ended June 30, 2006

	Historical
	K-Sea	Sea Coast
	Transportation	Towing Inc.	Pro Forma
	Partners L.P.	(7/1/05-10/18/05)	Adjustments		Pro Forma

Voyage revenue	$ 176,650	$ 18,570			$ 195,220
Bareboat charter and other revenue	6,118	—			6,118
Total revenues	182,768	18,570	—		201,338

Voyage expenses	37,973	3,769			41,742
Vessel operating expenses	77,325	9,230	(563	)(a)	85,992
General and administrative expenses	17,309	2,631	(1,154	)(b)	18,786
Depreciation and amortization	26,810	1,189	191	(a),(c)	28,190
Net (gain) on disposal of vessels	(313)	—			(313)

Total operating expenses	159,104	16,819	(1,526)		174,397
Operating income	23,664	1,751	1,526		26,941
Interest expense, net	10,118	44	1,260	(d)	11,422
Net loss on reduction of debt	7,224	—			7,224
Other expense (income), net	(64)	(83)			(147)

Income before provision for income taxes	6,386	1,790	266		8,442
Provision for income taxes	484	(38)	—		446
Net income	$ 5,902	$ 1,828	$ 266		$ 7,996

General partner’s interest in net income	$ 118				$ 160
Limited partners’ interest in:
Net income	$ 5,784				$ 7,836
Net income per unit - basic	$ 0.60				$ 0.81
- diluted	$ 0.60				$ 0.81
Weighted average units outstanding - basic	9,605				9,643
- diluted	9,672				9,709

See accompanying notes to unaudited pro forma combined financial information.

Notes to Unaudited Pro Forma Combined Financial Information
(dollars in thousands)

Pro forma adjustments

(a)           Reflects a change from Sea Coast’s method of accounting for drydocking expenditures (expensed currently) to the Partnership’s method of accounting for drydocking expenditures (capitalized and amortized over 36 months).  Both methods are acceptable under U.S. generally accepted accounting principles.  Additionally, reflects amortization of $23 on the capitalized drydocking expenditures.

(b)          Reflects an elimination of retention bonuses paid by the seller.

(c)           Reflects a decrease in depreciation of acquired vessels of $158, which results from an increase in the estimated average useful lives of the assets from 14 to 17 years.  Also reflects amortization of identified intangibles of $326 resulting from the acquisition.

(d)           The adjustment reflects interest on credit line borrowings of $78,000 to pay the cash portion of the purchase price and related transaction costs. A 1/8% change in the interest rate of 5.4% would change interest expense by $98 annually.

(e)            Net income per limited partner unit is determined by dividing net income, after deducting the amount of net income allocated to the general partner interest, by the weighted average number of units outstanding during the period. Diluted net income per unit reflects the dilutive effect of outstanding, unvested restricted units. The pro forma weighted average units outstanding reflect the additional 125,000 units issued upon closing of the transaction.